Exhibit 21.1

List of SPS Commerce, Inc. Subsidiaries

Name of Company	State or Other Jurisdiction of Incorporation/Organization

SPS International, Inc.	Delaware
SPS Commerce Australia Pty Ltd	Australia
SPS Commerce Canada, Ltd.	Canada
Intertrade Systems, Inc.	Canada
SPS Commerce Netherlands B.V.	Netherlands
SPS Europe Limited	England and Wales
SPS Ukraine LLC	Ukraine
SPS Commerce Philippines Inc.	Philippines
D Masons Software, LLC	Florida
Genius Central Systems LLC	Delaware
GCommerce, Inc.	Delaware
AutoSoez Commerce, Inc.	Delaware
GCommerce Data Cloud, Inc.	Delaware
GCommerce Fulfillment Cloud, LLC	Delaware
SPS Hong Kong Limited	Hong Kong